Waitr Holdings Inc.

844 Ryan Street, Suite 300

Lake Charles, Louisiana 70601

February 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Charles Guidry

Re:	Waitr Holdings Inc.
Registration Statement on Form S-3
Filed February 12, 2019
File No. 333-228722

Dear Mr. Guidry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Waitr Holdings Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, February 14, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ David Pringle
David Pringle
Chief Financial Officer and Secretary

cc:	Winston & Strawn LLP